Exhibit 99.2
FIFTH AMENDING AGREEMENT
THIS FIFTH AMENDING AGREEMENT made the 25th day of June, 2006
B E T W E E N:
INCO LIMITED,
a corporation existing under the laws
of Canada,
(hereinafter called the “Offeror”),
- and -
FALCONBRIDGE LIMITED,
a corporation existing under the laws
of the Province of Ontario,
(hereinafter called the “Company”).
     WHEREAS the Offeror mailed the Offer dated October 24, 2005 to purchase all outstanding Common Shares of the Company in accordance with Section 1.1(b) of the Support Agreement dated October 10, 2005 entered into between the Offeror and the Company, as amended by Amending Agreement dated January 12, 2006, Second Amending Agreement dated February 20, 2006, Third Amending Agreement dated March 21, 2006 and Fourth Amending Agreement dated May 13, 2006 (as amended from time to time, the “Support Agreement”);
     AND WHEREAS the Offeror has entered into a combination agreement, dated as of June 25, 2006 (the “Combination Agreement”), with Phelps Dodge Corporation (“Phelps Dodge”), which provides, among other things, for the amalgamation of the Offeror with a newly-formed, wholly-owned subsidiary of Phelps Dodge pursuant to a plan of arrangement;
     AND WHEREAS, the board of directors of the Offeror, upon consultation with its financial and legal advisors, has unanimously approved the terms of the Combination Agreement and the transactions contemplated thereby;

     AND WHEREAS the board of directors of the Offeror has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Offeror and its shareholders to pursue the acquisition of the Company as contemplated by the Support Agreement by amending the Offer in accordance with the amended terms and conditions contained herein (the “Amended Offer”);
     AND WHEREAS the Board of Directors has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Company for the Board of Directors to support the Combination Agreement and the Amended Offer and to recommend acceptance of the Amended Offer to Shareholders in writing and for the Company to continue to co-operate with the Offeror and to use its reasonable best efforts to permit the Amended Offer to be successful;
     AND WHEREAS the Offeror proposes to extend the expiry time of the Offer;
     NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:
     1. Amendments to the Support Agreement
     (a) Section 1.1(a) of the Support Agreement is hereby amended by:
     (i) deleting the reference to Cdn. $51.17 where it appears in clause (i) of Section 1.1(a) and substituting therefor a reference to Cdn. $53.83;
     (ii) deleting the reference to Cdn. $4,786,678,875 where it appears in Section 1.1(a) and substituting therefor a reference to Cdn. $6,700,377,653;
     (iii) deleting the reference to 0.6927 of a common share of the Offeror where it appears in clause (ii) of Section 1.1(a) and substituting therefor a reference to 0.82419 of a common share of the Offeror; and
     (iv) deleting the reference to 200,657,578 Offeror Shares where it appears in Section 1.1(a) and substituting therefor a reference to 213,171,558 Offeror Shares.
     Accordingly, the first sentence of Section 1.1(a) shall now read as follows:
“The Offeror shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth below, either make, or cause a directly or indirectly wholly-owed subsidiary of the Offeror (the “Acquisition Company”) to make, either alone, or jointly with the Offeror, an offer (the “Offer”) to purchase all outstanding Common Shares (other than those owned directly or indirectly by the Offeror), including Common Shares issuable (and that, prior to the Expiry Time (as defined below) are actually issued) upon the conversion, exchange or exercise of any securities of the Company that are convertible into or exchangeable or exercisable for Common Shares (the “Convertible Securities”) at a price per Common Share of: (i) Cdn. $53.83 in cash; or (ii) 0.82419 of a common share of the Offeror (the “Offeror Shares”) and Cdn. $0.05 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn. $6,700,377,653 in cash (the “Cash Maximum”) and an aggregate maximum of 213,171,558 Offeror Shares (the “Share Maximum”) in accordance in all material respects with all applicable securities Laws (as defined in Schedule B to this Agreement) in Canada and the United States (collectively, “Securities Laws”).”
     (b) Section 1.4 of the Support Agreement is hereby amended by deleting each reference to 0.6934 where it appears in Section 1.4 and substituting therefor a reference to 0.8250.
     (c) Section 5.1 of the Support Agreement is hereby amended by adding at the end of such Section the following new paragraph (i):
“(i) Subject to the conditions herein provided, the Company agrees to use its reasonable best efforts to obtain all necessary waivers, consents, rulings, orders and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under applicable Laws and submissions of information requested by Governmental Entities with respect to the transactions contemplated by the Combination Agreement. The Company shall use its reasonable best efforts to co-operate with the Offeror in taking such actions.”
     (d) Article 5 of the Support Agreement is amended by adding the following subsections (j) to Section 5.1:
(j) The Company will furnish to the Offeror all information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the preparation, filing and mailing of the Notice of

Variation (as hereinafter defined), the Inco Proxy Circular (as defined in the Combination Agreement), the approval by the shareholders of the Offeror of the transactions contemplated by the Combination Agreement, the making of the regulatory filings referred to in Section 7.5 of the Combination Agreement or otherwise required to consummate the transactions contemplated thereby, and the obtaining of all such regulatory approvals, provided that the Offeror acknowledges that Falconbridge may restrict access to any of its information to the extent that any Law (including Laws relating to the exchange of information and all applicable antitrust, competition and similar Laws, and attorney-client and other privileges) applicable to the Company or any confidentiality agreement (other than with Phelps Dodge and other than in connection with any take-over bid for the Company) requires such party or its subsidiaries to restrict or prohibit such access. The Company represents that none of the Company information (“Falconbridge Information”) to be supplied by it in writing by the Company or its Subsidiaries for inclusion in the Inco Proxy Circular will, at the time of mailing of the Inco Proxy Circular contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished; provided that the Offeror has complied with section 7(ii) of the Fifth Amending Agreement dated June 25, 2006 entered into between the Offeror and the Company and provided further that if the Company notifies the Offeror pursuant to the following sentence that it has become aware that the Falconbridge Information in the Inco Proxy Circular (as defined in the Combination Agreement) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that the Falconbridge Information in the Inco Proxy Circular must otherwise be amended or supplemented, the Offeror prepares and files a supplement or amendment to the Inco Proxy Circular to correct such information in compliance with applicable Securities Laws. The Company shall promptly notify the Offeror if, at any time before the Effective Time, it becomes aware that any Falconbridge Information supplied in writing by the Company or its Subsidiaries for inclusion in the Inco Proxy Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which it is made, or that the Falconbridge Information must otherwise be amended or supplemented and, in such event, shall cooperate with the Offeror in the preparation of a supplement or amendment to the Inco Proxy Circular.
     (e) Section 5.2(g) of the Support Agreement is amended by (i) deleting the reference to seven business days where it appears in subparagraph (iii) and substituting therefor a reference to 10 business days; (ii) inserting at the beginning of subparagraph (v) thereof “if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal after complying with this Section 5.2(g)”; (iii) inserting at the beginning of subparagraph (vi) thereof “in the case of (v) above”; and (iv) adding as subparagraph (vii) “if the Company proposes to approve or recommend an Acquisition Proposal in the circumstances where Section 5.3(d)(ii) is applicable, the Company has previously, or concurrently will have, paid to the Offeror the Offeror Enhanced Expense Payment” and accordingly, Section 5.2(g) shall now read as follows:
(g) The Company shall not accept, approve or recommend, nor enter into any agreement relating to, an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.2(c)(D) above) unless:
(i) the Acquisition Proposal constitutes a Superior Proposal;
(ii) the Company has complied with Sections 5.2(b) through 5.2(h), inclusive;
(iii) the Company has provided the Offeror with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between the Company and the Person making the Superior Proposal if not previously delivered) at least 10 business days prior to the date on which the Board of Directors proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(iv) 10 business days shall have elapsed from the later of the date the Offeror received notice of the Company’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date the Offeror received a copy of the written proposal in respect of the Acquisition Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with Section 5.2(h), the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror;
(v) if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal after complying with this Section 5.2(g), the Company concurrently terminates this Agreement pursuant to Section 6.1(k);
(vi) in the case of (v) above, the Company has previously, or concurrently will have, paid to the Offeror the Company Termination Payment; and
(vii) if the Company proposes to approve or recommend an Acquisition Proposal in the circumstances where Section 5.3(d)(ii) is applicable, the Company has previously, or concurrently will have, paid to the Offeror the Offeror Enhanced Expense Payment.
     (f) Section 6.1(g) is hereby amended by deleting Section 6.1(g) in its entirety and substituting the following therefor:
“by the Company, if (i) the Offeror has not complied in all material respects with its covenants or obligations under this Support Agreement or (ii) any representation or warranty of the Offeror set out in Schedule B to this Support Agreement (without giving effort to any materiality (including the word “material”) or “Material Adverse Effect” qualification) shall have been at October 10, 2005 untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach and Expiry Time, except, in each case, for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Offeror.”
     (g) Section 6.1(h) is hereby amended by deleting Section 6.1(h) in its entirety and substituting the following therefor:
“by the Offeror, if (i) the Company has not complied in all material respects with any of its covenants or obligations under this Support Agreement; or (ii) any representation or warranty of the Company set out in Schedule C to this Support Agreement (without giving effort to any materiality (including the word “material”) or “Material Adverse Effect” qualification) shall have been at October 10, 2005 untrue or incorrect of shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach and the Expiry Time, except, in each case for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect with respect to the Company or would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer prior to the Expiry Time or the completion of a Contemplated Transaction, including any amalgamation of the Offeror and the Company under a Subsequent Acquisition Transaction.”
     (h) Section 6.4 of the Support Agreement is hereby amended by deleting Section 6.4 in its entirety and substituting the following therefor:
“For greater certainty, the parties agree that the compensation or damages to be received pursuant to Section 5.3 of this Agreement is the sole remedy in compensation or damages of the party receiving such payment. In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect, except that (i) for greater certainty, Sections 1.3, 5.3 and 6.4 shall survive termination of this

Agreement; and (ii) nothing herein shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.”
     (i) Section 7.8 of the Support Agreement is hereby amended by adding to such section the following definitions:
“Combination Agreement” means the Combination Agreement, dated as of June 25, 2006, between the Offeror and Phelps Dodge, as the same may be amended from time to time in accordance with its terms.”
“Phelps Dodge” means Phelps Dodge Corporation.
     2. Public Announcement of Fifth Amending Agreement. Each of the Offeror and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of the Offeror, its intention to make the Amended Offer and consummate the transactions contemplated by the Combination Agreement, which press release shall, in each case, be satisfactory in form and substance to the other party acting reasonably.
     3. Amended Offer. The Offeror shall vary the Offer in accordance with the terms contained in Section 1 of this Agreement and shall mail the Amended Offer by way of a notice of variation of the Offer (the “Notice of Variation”) in accordance in all material respects with applicable Securities Laws to all registered shareholders as soon as reasonably practicable. Prior to printing the Notice of Variation, the Offeror shall provide the Company with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.
     4. Company Approval of the Amended Offer. The Company represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations in entering into this Agreement, that as of the date hereof:
     (a) The Board of Directors, upon consultation with its financial and legal advisors, has unanimously determined to support the transactions contemplated by the Support Agreement, as amended by this Agreement, and the Combination Agreement;

     (b) CIBC World Markets Inc. has delivered an oral opinion to the Board of Directors to the effect that the consideration to be received under the Amended Offer is fair from a financial point of view to all Shareholders (other than the Offeror);
     (c) the Board of Directors, upon consultation with its financial and legal advisors, has unanimously determined that the price offered under the Amended Offer is fair from a financial point of view to all Shareholders (other than the Offeror) and that it is in the best interests of the Company for the Amended Offer to be made and the Board of Directors to support it and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders (other than the Offeror) accept the Amended Offer. Each member of the Board of Directors has agreed to support the Amended Offer and has agreed that the press release to be issued by the Offeror announcing the Amended Offer may so state and that references to such agreement may be made in the Amended Offer, the Notice of Variation and any other documents relating to the Offer; provided, however, that references herein to the unanimous determination and approval of the Board of Directors and to the agreement of each of the Directors shall not include Directors who have declared a conflict of interest and have not participated in any consideration of the Offer; and
     (d) the Company shall prepare and make available for distribution contemporaneously and together with the Notice of Variation, in both the English and French languages as circumstances may require, sufficient copies of a notice of change to its directors’ circular relating to the Amended Offer (the “Notice of Change”), prepared in all material respects in accordance with all applicable Securities Laws, which shall reflect the foregoing determinations and recommendation, and the Company shall take all other reasonable action to support the Offer. Prior to printing the Notice of Change, the Company shall provide the Offeror with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably. The Company shall file the Notice of Change and any other documents required by all applicable Securities Laws in connection with the Notice of Change with applicable securities regulatory authorities within the times and in the manner required by all applicable Securities Laws.
     5. Confirmation of Support Agreement. The Offeror and the Company hereby confirm that the Support Agreement remains in full force and effect, unamended except as provided for in this Agreement.
     6. Consistency with Support Agreement. The Company acknowledges to the Offeror that the entry by the Offeror into the Combination Agreement and the performance by the Offeror of its obligations thereunder in accordance with the terms of the Combination Agreement do not constitute a breach by the Offeror of its obligations under the Support Agreement. The Offeror acknowledges to the Company that the entry by the Company into a cooperation agreement with Phelps Dodge contemplated by the Combination Agreement and the performance by the Company of its obligations thereunder in accordance therewith do not constitute a breach by the Company of its obligations under the Support Agreement. Each of the Company and the Offeror (i) represents to the other that it is not aware of: (A) any default or breach by the other of any of the other’s covenants or obligations under the Support Agreement or (B) any representations or warranties of the other in the Support Agreement which were as at October 10, 2005, or have become, untrue or incorrect, including any default, breach, untruth or incorrectness that would entitle it to terminate the Support Agreement whether before or after notice or failure to cure; and (ii) expressly waives and hereby releases the other from all claims it may have with respect to any possible default or breach of the other’s covenants under the Support Agreement in existence on or prior to the date hereof and any untrue or incorrect representation or warranty by the other under the Support Agreement on or prior to the date hereof, which in any case was known to it on the date hereof.
     7. Cooperation by Inco. Until the Company is a subsidiary of the Offeror: (i) the Offeror shall consult with the Company in advance prior to entering into any amendment to the Combination Agreement with Phelps Dodge; and (ii) the Company shall be given an opportunity to review and comment upon the Inco Proxy Circular prior to mailing, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.
     8. Support Agreement Definition. For greater certainty, the Company agrees that the definition of “Support Agreement” in the glossary of the Offer may be amended by the Offeror by inserting after the date October 10, 2005 the words “as the agreement may be amended by Inco and Falconbridge from time to time”.
     9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.
     IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

INCO LIMITED
By:	/s/ Scott M. Hand
	Name:	Scott M. Hand
	Title:	Chairman and Chief Executive Officer

By:	/s/ Simon A. Fish
	Name:	Simon A. Fish
	Title:	Executive Vice-President, General Counsel and Secretary

FALCONBRIDGE LIMITED
By:	/s/ Derek Pannell
	Name:	Derek Pannell
	Title:	President and Chief Executive Officer

By:	/s/ Jeffrey A. Snow
	Name:	Jeffery A. Snow
	Title:	Senior Vice President and General Counsel

11